# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRC Inc., CIK 0001891101
CUSIP: 05601U105
Title of class of securities: Class A common stock, $0.0001 par value
Address of issuer's principal executive offices: 1144 S 500 W, Salt Lake City, Utah (UT), 84101
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002016186

## Reporting persons
- Maury Avi Epstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,241,218; shared voting power 0; sole dispositive power 11,241,218; shared dispositive power 0; aggregate amount beneficially owned 11,241,218 (8.99% of the class)
  Comment: Represents 11,241,218 shares of Class A Common Stock, ("Class A Shares") issuable in respect of 11,241,218 shares of Class B Common Stock, ("Class B Shares"), redeemable (with an equal number of common membership interests in Authentic Brands LLC ("Common Units")) for Class A Shares on a one-to-one basis at the option of the Reporting Person.
  
  Calculated based on (i) 113,820,789 Class A Shares outstanding as of July 28, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 4, 2025, as increased by (ii) 11,241,218 Class A Shares issuable in respect of 11,241,218 Class B Shares. As of July 28, 2025, the registrant also had 134,404,261 Class B Shares outstanding and therefore the above ownership percentage may not be representative of the actual voting power of the Reporting Person.

## Item 1. Issuer
Name of issuer: BRC Inc.
Address of issuer's principal executive offices: 1144 S 500 W Salt Lake City, UT 84101

## Item 2. Person Filing
Name of person filing: This statement is filed by Maury Avi Epstein, as trustee of a trust and manager of certain entities, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
C/O BRC Inc.
1144 S 500 W
Salt Lake City, UT 84101
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

The reported securities, which are directly held by a trust for which the Reporting Person serves as trustee and by certain entities for which the Reporting Person serves as manager, represents 11,241,218 Class A Shares issuable in respect of 11,241,218 Class B Shares. Such Class B Shares are redeemable, together with an equal number of Common Units, on a one-to-one basis for Class A Shares, constituting 8.99% beneficial ownership.

The calculation of beneficial ownership is based on (i) 113,820,789 Class A Shares outstanding as of July 28, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 4, 2025, as increased by (ii) 11,241,218 Class A Shares issuable in respect of 11,241,218 Class B Shares. As such, the Reporting Person may be deemed to have beneficial ownership over 8.99% of the Issuer's outstanding common stock. As of July 28, 2025, the registrant had 134,404,261 Class B Shares outstanding, and therefore the above ownership percentage may not be representative of the actual voting power of the Reporting Person.

This filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Maury Avi Epstein: /s/ Maury Avi Epstein, Maury Avi Epstein (08/11/2025)